UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,
Carlowitz & Co, Huangpu District
Shanghai, 200001, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Executive President and Chief Financial Officer

Mr. David Chan has decided to step down from his roles as Executive President and Chief Financial Officer of Lanvin Group Holdings Limited (the “Company”), effective as of October 27, 2025, due to personal reasons.

Mr. Chan’s resignation was not due to any dispute or disagreement with the Company, the board of directors of the Company, or any matter related to the operation, policies, or practices of the Company.

The Company has implemented a structured transition plan to ensure a smooth continuity and will announce the successor’s appointment in due course.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release – Lanvin Group Announces Leadership Transition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Zhen Huang
	Name:	Zhen Huang
	Title:	Chairman

Date: October 10, 2025